UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Mid-Con Energy Partners, LP

(Name of Issuer)

Common Units, 0.0001 par value

(Title of Class of Securities)

59560V109

(CUSIP Number)

Charles L. McLawhorn, III

Contango Oil & Gas Company

717 Texas Avenue, Suite 2900

Houston, Texas 77002

(713) 236-7400

with a copy to:

Tull R. Florey and Hillary H. Holmes

Gibson, Dunn & Crutcher LLP

811 Main Street, Suite 3000

Houston, Texas 77002

(346) 718-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 21, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 701877102

1.	Names of Reporting Persons Contango Oil & Gas Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on November 4, 2020 (the “Original Schedule 13D”) with respect to the common units representing limited partner interests (“Common Units”) of Mid-Con Energy Partners, LP, a Delaware limited partnership (the “Issuer” or “Mid-Con”).

Except as specifically amended and supplemented by this Amendment, the Original Schedule 13D remains in full force and effect. Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to such terms in the Original Schedule 13D. This Amendment constitutes an exit filing of Contango Oil & Gas Company, a Texas corporation (the “Reporting Person”), in respect of the Common Units previously reported as beneficially owned by the Reporting Person.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following to the end thereof:

On January 21, 2021, the transactions contemplated by the Merger Agreement, including the Merger, were consummated. Pursuant to the Merger, Mid-Con merged with and into Merger Sub, with Merger Sub continuing as the surviving limited liability company in the Merger and a wholly-owned, direct subsidiary of Contango. Pursuant to the terms of the Merger Agreement, subject to certain exceptions, each Common Unit issued and outstanding immediately prior to the Effective Time was converted automatically into the right to receive 1.7500 shares of Contango Common Stock. The general partner interest in Mid-Con was automatically cancelled and retired and ceased to exist. Shares of Contango Common Stock issued in connection with the Merger are listed on the NYSE American Stock Exchange. At the Effective Time, the irrevocable proxies granted to the Reporting Person were automatically revoked in accordance with the terms of the Voting Agreement.

As a result of the foregoing and as of the Effective Time, to the extent the terms of the Voting Agreement may have resulted in the Reporting Person being deemed for purposes of Rule 13d-3 promulgated under the Exchange Act (“Rule 13d-3”) to be the beneficial owner of Common Units, the Reporting Person is no longer deemed for purposes of Rule 13d-3 to beneficially own any Common Units.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) and (b). The response of the Reporting Person to rows 7 through 13 on the cover page in this Amendment are incorporated by reference herein.

To the extent the terms of the Voting Agreement may have resulted in the Reporting Person being deemed, for the purpose of Rule 13d-3, to be the beneficial owner of Common Units, the Reporting Person, as a result of the consummation of the Merger and the termination of the proxies granted under the Voting Agreement, is no longer deemed for purposes of Rule 13d-3 to beneficially own Common Units.

At the time of filing the Original Schedule 13D, the following persons listed in Schedule A attached to the Original Schedule 13D beneficially owned Common Units: (i) John C. Goff beneficially owned 8,077,961 Common Units of the Issuer; (ii) Wilkie S. Colyer, Jr. beneficially owned 1,200 Common Units of the Issuer; (iii) Chad Roller beneficially owned 5,300 Common Units of the Issuer; and (iv) Charles L. McLawhorn, III beneficially owned 4,556 Common Units of the Issuer. However, as a result of the consummation of the Merger, none of the persons listed in Schedule A beneficially own any Common Units as of the date of filing the Amendment.

(c). Except as set forth in this Amendment with reference to the Merger Agreement and the Voting Agreement, neither the Reporting Person nor, to the Reporting Person’s knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in Common Units during the past 60 days.

(d). Except with reference to the Merger Agreement and the Voting Agreement and the transactions contemplated thereby, and except as set forth in this Amendment and the Original Schedule 13D, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons set forth on Schedule A hereto has the right to receive dividends from, or the proceeds from the sale of, the securities of the Issuer previously reported on the Original Schedule 13D.

(e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following to the end thereof:

The information set forth in Item 4 of this Amendment is incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 21, 2021

CONTANGO OIL & GAS COMPANY

By:	/s/ E. Joseph Grady
Name:	E. Joseph Grady Senior Vice President and Chief Financial and Accounting Officer